MAIL STOP 3561

      May 24, 2005

Mr. Richard D. Goldstein
Chairman and Chief Executive Officer
Courtside Acquisition Corp.
1700 Broadway, 17th Floor
New York, New York 10019

      Re:	Courtside Acquisition Corp.
		Registration Statement on Form S-1
		File No. 333-124380
      Filed April 27, 2005

Dear Mr. Goldstein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

2. Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.
3. Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in the Use of Proceeds section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, investors could lose their entire investment from the outset since the company would no longer have funds with which to conduct its search.
4. We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

Cover Page
5. We note your disclosure on the prospectus cover page and elsewhere disclosing the current state of considerations and discussions concerning a business combination transaction involving the company.
Please expand such disclosure to address whether or not the company has identified or been provided with the identity of, or had any direct or indirect contact with potential acquisition candidates. In addition, if management, the directors, or any affiliate, agent or other representative of any of the company, the directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether a potential business combination candidate has been "selected," but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, with respect to one or more specific business combination transaction involving the company, or merely general considerations as to the company and a business combination transaction. In providing such disclosure, please make every effort to be complete and thorough in your discussion to ensure that all possible persons or entities, activities, and circumstances for which we are seeking disclosure are covered by such disclosure. Please note that the inclusion of incomplete, qualified, or limited disclosure is likely to result in additional comment. Please see Instruction 6 to Item 504 of Regulation S-K.

Summary, page 1
6. If you intend to conduct a search for a target business in the financial services industry, then adequately address this industry both here and in the Business section. In addition, you refer to target businesses that have "tradename" or "brand" label assets that may or may not be in the entertainment, media and communications industries. This aspect of your business model is not adequately addressed.

Risk Factors, page 7

7. Please avoid the generic conclusion you reach in several of your risk factor narratives and subheadings that the risk could "negatively impact," "adversely affect," "negatively impact," or have a "material adverse affect" or "adversely affect" your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected. See, for example, risk factors 27-29, 32, 33 and 35.
8. Reference is made to risk factor 8. Please identify those persons that may remain with the merged entity and in what capacities.
9. If true, revise the subheading to risk factor 9 to state that your officers and directors "will" allocate their time to other businesses.
10. Risk factor 10 should address your officers, directors and affiliates thereof. In addition, please revise the risk factor to clarify whether any of these persons or their affiliates have ever been associated with any blank check companies.
11. Please add a separate risk factor to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.
12. Revise the penultimate risk factor on page 14 to reflect the communications industries as well as the entertainment and media industry.


Proposed Business, page 22
13. Elaborate, both here, in the Summary and elsewhere as appropriate, on your discussion of the desired attributes as to acquisition candidates to specifically discuss the attributes and criteria to be focused upon by the company as well as the rationale and logic behind the attributes and criteria selected (e.g., desired and/or required ranges of annual revenues, EBITDA, net income, etc.).
14. In the paragraph under the heading "We have not identified a target business," and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify, for each identified segment, the number of segment participants that qualify as potential combination candidates given the company`s established criteria, and, to the extent not excessive in number, identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.
15. Under the heading "Selection of a target business and structuring a business combination," please address any known or contemplated tax consequences to the company or investors in this offering should you consummate a business combination.

Management, page 31
16. Please elaborate on the specialized investment/merchant banking services engaged in by Alpine Capital, LLC.
17. Elaborate on the role Mr. Aboodi will serve as special advisor.
18. In the fourth full paragraph under the heading "Conflicts of Interest," clarify who is being referred to as "us" in connection with the person(s) to be contacted by the company`s officers and directors to consider conflicts of interest concerning potential transactions.

Description of Securities, page 37
19. According to the disclosure on page 37, as of the date of the prospectus (April 27, 2005), 3,000,000 shares of common stock are outstanding, held by twelve stockholders of record. The tabular presentation on page 36, Certain Transactions, reflects 3,000,000 shares of common stock to ten individuals as of March 2005. It is suggested that the first paragraph below the tabular presentation on page 36 be expanded to provide the dates these two individuals received their shares and the exemption relied upon. Revise accordingly.



Financial Statements

Note 5 - Commitments and Related Party Transactions, Page F-10
20. Please disclose in a note to the financial statements the following commitments which are disclosed in other areas of your registration statement:
* The commitment to pay fees of 6% of the gross offering proceeds and
2% of the gross offering proceeds, without the over-allotment option, to EarlyBirdCapital, Inc. at the closing of the offering as disclosed on page 16.

* Your commitment to sell to EarlyBirdCapital, Inc., the representative of the underwriters, an option to purchase up to a total of 600,000 units, as disclosed on page 43.

Other
21. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.


Part II

Exhibits
22. We note various sections of the underwriting agreement have been intentionally omitted. Please advise.


Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


Sincerely,



      John Reynolds, Assistant Director
Office of Emerging Growth Companies


cc:	David Alan Miller, Esq.
	Fax: (212) 818-8881